Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Nine Months Ended September 30,
	2018	2017
Earnings:
Income before income taxes	$299,405	$314,330
Add: Fixed charges	204,988	186,966
Less: Undistributed earnings from equity method investments, net	(8,206)	(15,105)
Total earnings	$496,187	$486,191
Fixed charges:
Interest expense	$63,393	$45,140
Estimate of interest expense within rental expense	141,595	141,826
Total fixed charges	$204,988	$186,966
Ratio of earnings to fixed charges	2.4	2.6